Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Year ended December 31,	2004		2003		2002		2001		2000

Earnings:
Net income from operations after tax	$45,421		40,752		34,494		31,183		30,380
Applicable income taxes	23,929		22,267		19,247		17,901		17,176

Income before taxes	69,350		63,019		53,741		49,084		47,556

Fixed charges:
Interest expense excluding interest on deposits	4,397		5,000		5,662		6,786		10,748
Portion of rents representative of interest	293		325		361		377		410
Amortization of subordinated debenture/trust preferred securities issuance costs	44		961		95		95		95

Fixed charges excluding interest on deposits	4,734		6,286		6,477		7,281		12,290
Interest on deposits	38,024		43,614		59,797		87,198		91,041

Fixed charges including interest on deposits	$42,758		49,900		65,915		94,456		102,294

Earnings before fixed charges excluding interest on deposits	$74,084		69,305		59,859		56,342		58,809
Earnings before fixed charges including interest on deposits	112,108		112,919		119,656		143,540		149,850
Fixed charges excluding interest on deposits	4,734		6,286		6,118		7,258		11,253
Fixed charges including interest on deposits	42,758		49,900		65,915		94,456		102,294

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	15.65	x	11.03	x	9.78	x	7.76	x	5.23	x
Including interest on deposits	2.62	x	2.26	x	1.82	x	1.52	x	1.46	x